Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

October 30, 2013

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Houghton Mifflin Harcourt Company

Registration Statement on Form S-1 (File No. 333-190356)

Ladies and Gentlemen:

As previously discussed with the staff of the Securities and Exchange Commission (the “Commission”), on behalf of Houghton Mifflin Harcourt Company, a Delaware corporation (the “Company”), we enclose the accompanying changed pages to Amendment No. 4 to the Registration Statement (the “Registration Statement”) on Form S-1 of the Company, filed with the Commission on October 25, 2013 (File No. 333-190356). The enclosed pages are marked to indicate changes from the Registration Statement and include, among other things, a preliminary price range for the common stock to be offered under the Registration Statement and certain information previously left blank in the Registration Statement that is derived from such price range.

If you have any questions concerning the enclosed pages, please do not hesitate to contact either the undersigned at (212) 373-3025 or Brian M. Janson at (212) 373-3588.

Sincerely,

/s/ John C. Kennedy

John C. Kennedy, Esq.

Houghton Mifflin Harcourt Company

cc:	William F. Bayers, Esq.

Houghton Mifflin Harcourt Company

Marc D. Jaffe, Esq.

Latham & Watkins LLP

Ian D. Schuman, Esq.

Latham & Watkins LLP